

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2019

Judith F. Marks
President and Chief Executive Officer
Otis Worldwide Corporation
One Carrier Place
Farmington, CT 06032

      Re: Otis Worldwide Corporation
           Draft Registration Statement on Form 10
           Submitted August 9, 2019
           CIK No. 0001781335

Dear Ms. Marks:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Draft Registration Statement Submitted August 9, 2019

General, page i

1.   Please confirm in a cover letter to the nonpublic draft submission that you will publicly file your registration statement and nonpublic draft submissions at least 15 days prior to the anticipated effective date of the registration statement for your listing on a national securities exchange.

2.   We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all

suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

The Separation and Distribution, page 15

3.   Please briefly identify the assets as well as liabilities and obligations to be allocated pursuant to the Separation and Distribution Agreement and other ancillary agreements.

Risk Factors, page 21

4.   Consistent with your disclosure on page 65, please add a risk factor or update an existing risk factor to discuss the fact that your new equipment unit sales in China represent over half of our global sales by unit volume.

Your percentage of ownership in Otis may be diluted in the future, page 37

5.   Please disclose here information concerning plans, if any, to issue equity awards to directors, officers and other employees, as well as any acquisitions or capital market transactions you are presently considering.

Cautionary Note Regarding Forward-Looking Statements, page 40

6.   We note the reference to the safe harbor provided by the Private Securities Litigation Reform Act of 1995. Please tell us why you believe the safe harbor is available to you. Refer to Section 21E of the Exchange Act.

Unaudited Combined Pro Forma Financial Information
Note 2. Pro Forma Adjustments, page 60

7.   We note your disclosure under Executive Compensation and Director Compensation that prior to effectiveness, compensation for Executives and Directors will be finalized. If there are new compensation contracts that are directly a result of the merger and factually supportable, please revise your pro forma financial statements to include disclosure of any material contractual terms and applicable pro forma adjustments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 72

8.   We note from your disclosure on page 7 that following the distribution, you will enter into

a Separation Agreement to effect the separation, and a Transition Services Agreement, a Tax Matters Agreement, an Employee Matters Agreement and Intellectual Property agreement that will govern the relationship between Otis, Carrier and UTC subsequent to the completion of the separation and distribution and provide for the allocation between UTC, Carrier and Otis of UTC's assets, liabilities and obligations attributable to periods prior to the separation from UTC. Once the terms of these agreements have been determined, please revise your disclosure in your MD&A section to discuss the significant amounts and terms related to these agreements.

Off-Balance Sheet Arrangements and Contractual Obligations, page 81

9.   We note that your table of contractual obligations and commitments is presented as of December 31, 2018. In light of the intention to enter into debt financing arrangements prior to or as part of the separation, please consider adding a note or revising to include a pro forma table of contractual obligations which reflects the timing of payments, if significant, related to the new arrangements. Your Liquidity section should also be revised to describe the nature and terms of this new debt.

Combined Financial Statements
Note 18-Contingent Liabilities, page F-36

10.   From your disclosures under Separation Agreement on page 97, we note that certain liabilities, including in respect of environmental or asbestos matters, will transfer to Otis. However, we note that your disclosure in Note 18 does not mention any asbestos matters. Please note that in accordance with ASC 450-20-50-1, the nature (and possibly amount) of any accruals made for a loss contingency should be disclosed in the notes to your financial statements. Also, ASC 450-20-50-3 requires that if no accrual is made for a loss contingency because one or both of the conditions are not met, or an exposure to loss exists in excess of the amount accrued pursuant to the provisions of ASC 450-20-30-1, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Please confirm your compliance with the requirements of ASC 450-20-50 and that you will revise your disclosures in future filings, as applicable.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson at 202-551-3346 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or John Dana Brown at 202-551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure